Exhibit 99.1

Sapiens Congratulates Integra on Being Named a Celent Model Insurer

Award recognizes Integra’s successful project to transform, modernize and automate, to benefit customers and the organization

Holon, Israel – April 25, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today extends its congratulations to its client, Integra Insurance Solutions Limited (Integra), a specialist in multi-line church insurance, on being recognized as a “Model Insurer” by Celent, a leading research and advisory firm. Celebrating its 12th anniversary in 2018, the Celent Model Insurer recognition is awarded for best practices of technology usage in different areas critical to success in insurance.

Receiving the award based on its nomination in the “Legacy and Ecosystems Transformation” category, Integra was selected for its “Project Cosmos” initiative. The project was designed to replace the organization’s core legacy environment, including policy, billing and claims, while delivering on the company’s forward-looking objectives to support diversification, expansion and scaling of the business.

Key to Integra’s Project Cosmos success were the selection and implementation of the Sapiens IDIT policy administration suite for property and casualty/general insurers worldwide, combined with key principles, which included:

•	Utilizing best practices of Sapiens IDIT (adopt versus adapt) and incorporating a robust change review board to assess and validate any user requests for change
•	Providing a user-friendly user interface and design, with the end user in mind
•	Ensuring stability and scalability for growth
•	Enabling a flexible operation able to respond to change
•	Incorporating pragmatic automation, utilizing innovation

Matt Wood, head of business operations, Integra, said, “We are thrilled to be recognized as a Celent Model Insurer and attribute our success to the winning combination of a hard-working joint Integra/Sapiens team and a great system. While choosing Sapiens IDIT was a key factor, selecting Sapiens as our proven delivery partner was equally important.”

Karen Monks, senior analyst with Celent, noted, “To deliver the project on-time and within budget, Integra decided to stick closely to the Sapiens Rapid Solution Design Methodology. This is a hybrid agile/waterfall model that combines the best of these approaches. They included early user involvement in design and acceptance via Conference Room Pilots. This ensured that the solution met user expectations.”

“On behalf of the Sapiens team, I congratulate Integra on this well-deserved recognition as a Celent Model Insurer. We are proud to have Sapiens IDIT deployed as the cornerstone of the project and for the opportunity to work closely with Integra’s team to complete a highly successful project, both on-time and within budget,” said Roni Al-Dor, president and CEO of Sapiens. “Integra’s success was in large part due to the team’s unwavering commitment to key principles and establishing a small, empowered team able to work quickly and make effective decisions. The solution design workshops were completed in less time than expected, which saved significant cost and enabled rapid progress.”

Celent’s “Model Insurer 2018: Case Studies in Legacy and Ecosystem Transformation” report can be accessed here.

About Integra Insurance Solutions Ltd (Integra)

Integra was born out of Congregational & General Insurance plc (“Congregational”), a company with a long history dating back to 1891, when a Congregational Minister in Huddersfield, England, Reverend Samuel Antliff, recognised the need for fire and allied perils insurance for church premises. Today, Congregational is a brand of Integra as part of the Hannover Re and Talanx group, and it still retains the heritage and original purpose of providing specialist, multi-line church insurance, primarily to the non-Anglican market. Integra provides these often small and independent churches with a cost-effective means of protecting their buildings and worshippers for the public good and social cohesion. Integra as a standalone MGA was acquired by the Hannover Re Group in 2011. For more information: www.integra-ins.co.uk.

About Sapiens

Sapiens International Corporation is a leading and global software provider for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com